EXHIBIT 99.1

Golar Power reaches COD at 1.5GW Sergipe Power Plant

Golar LNG Limited ("Golar") announces today that Golar Power Limited ("Golar Power"), a joint venture with Stonepeak Infrastructure Partners, has reached COD on the 1.5GW Porto de Sergipe I Power Project (the "Project").

On March 21 Golar Power received its commercial operations certificate from ANEEL (Brazilian Electricity Regulatory Agency). This allows commercial operations to commence at the 1.5GW Sergipe power station. The first integrated LNG-to-power project in Brazil and the largest and most efficient thermal power station in Latin America, the Project also includes a dedicated LNG import and regasification terminal using the Golar Nanook, a newbuild FSRU with 170,000m3 of LNG storage capable of supplying more than 21.0 million m3 per day of natural gas.

The project revolutionizes the way power is delivered to millions of people in Brazil, allowing the country to meet its growing requirement for base-load capacity using a large-scale power plant fuelled by cleaner and more reliable LNG. This important achievement will facilitate Brazil’s transition to lower-carbon energy generation sources whilst also promoting the use of LNG to balance and diversify its supply of energy.

Golar LNG (GLNG) owns 25% of the power station through its 50% investment in Golar Power. In 2015 the Project was awarded 25-year 1.5GW power purchase agreements at the government promoted A-5 Power Auction.  The power station will now start to deliver electricity to a pool of 26 power distribution companies across the country until December 2044.

Under the terms of the PPAs, the Project has guaranteed annual capacity payments of approximately BRL1.6 billion, adjusted annually for local inflation, together with pass-through of fuel and operating costs according to dispatch. Annual revenues less forecasted operating costs are estimated at BRL1.1 billion. Revenues less forecasted operating costs over the life of the project, without inflation adjustment, are expected to amount to BRL27.5 billion, of which Golar LNG’s 25% share is BRL 6.9 billion, equivalent to USD 1.7 billion based on an average 2019 BRL/USD FX rate of 3.95. Approximately 94% of the long-term financing raised for the project is denominated in local currency (BRL).

Commencement of power plant operations also triggered the start of bareboat charter payments for the 100% Golar Power owned FSRU Golar Nanook. Annual revenues less forecasted operating costs, of $43.9 million, adjusted annually for inflation based on US CPI, are expected. Revenues less forecasted operating costs over the life of the Nanook contract without further inflation adjustment are estimated at USD1.1 billion, of which Golar LNG’s 50% share is expected to be USD549 million.  Further upside can be expected from the downstream LNG distribution business that will be developed using the significant spare capacity on board the FSRU.

Hamilton, Bermuda

March 23, 2020

Enquiries:

Golar Management Limited: + 44 207 063 7900

Eduardo Maranhao

Stuart Buchanan